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June 5, 2002


VIA EDGAR

Ms. Peggy Y. Kim
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Windrose Medical Properties Trust
         File No. 333-89186

Dear Ms. Kim:

Pursuant to Rule 473(c) of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the facing page of the Form S-11 registration statement for Windrose Medical Properties Trust (File No. 333-89186) filed with the Securities and Exchange Commission on May 24, 2002:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Sincerely,

WINDROSE MEDICAL PROPERTIES TRUST



By:      /s/  Frederick L. Farrar
   --------------------------------------
         Frederick L. Farrar
         President